EXHIBIT 21.1

SUBSIDIARIES OF EASTERN GOLDFIELDS, INC.

Eastern Goldfields SA (Proprietary) Limited, a corporation formed in South Africa

Eastern Goldfields Limited, a corporation formed in South Africa

Makonjwaan Imperial Mining Company (Pty) Ltd., a corporation formed in South Africa

Eastern Goldfields Exploration (Pty) Ltd., a corporation formed in South Africa

Centurion Mining Company (Pty) Ltd., a corporation formed in South Africa